Exhibit 99.3
LETTER TO BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES
Offer To Exchange
Warrants to Acquire Ordinary Shares
of
CISION LTD.
for
Ordinary Shares of Cision Ltd.
and Consent Solicitation
THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN DAYLIGHT TIME, ON MAY 15, 2018, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. WARRANTS OF THE COMPANY TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.
April 17, 2018
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
Enclosed are the Prospectus/Offer to Exchange dated April 17, 2018 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer of Cision Ltd. (the “Company”), an exempted company incorporated in the Cayman Islands with limited liability, to each holder of its warrants to purchase one ordinary share, par value of  $0.0001 per share, of the Company (the “Ordinary Shares”) for a purchase price of  $11.50 to receive 0.26 Ordinary Shares in exchange for each Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 11:59 p.m., Eastern Daylight Time, on May 15, 2018, or such later time and date to which the Company may extend. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”
The Offer is being made to:
•
All holders of our publicly traded warrants to purchase our Ordinary Shares, which were originally issued as warrants to purchase the common stock, $0.0001 par value, of Capitol Acquisition Corp. III (“Capitol”) in connection with the initial public offering of Capitol’s securities on October 13, 2015 (the “Capitol IPO”) and automatically converted into warrants to purchase Ordinary Shares of the Company on June 29, 2017, upon the consummation of the business combination (the “Business Combination”) contemplated by that certain merger agreement, dated as of March 19, 2017, by and among the Company, Capitol, Canyon Holdings S.à.r.l., Canyon Holdings (Cayman), L.P. (“Cision Owner”) and Capitol Acquisition Merger Sub., Inc., which entitle such warrant holders to purchase one Ordinary Share for a purchase price of $11.50, subject to adjustments, referred to as the “Public Warrants.” Our Ordinary Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “CISN,” and our Public Warrants are listed on NYSE American under the symbol “CISN.WS.” As of April 13, 2018, 16,250,000 Public Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 4,225,000 of our Ordinary Shares in exchange for the Public Warrants.

•
All holders of certain of our warrants to purchase Ordinary Shares that were privately issued in connection with the Capitol IPO or the consummation of our Business Combination based on an exemption from registration under the Securities Act of 1933, as amended, referred to as the “Private Warrants.” The Private Warrants entitle the holders to purchase one Ordinary Share for a purchase price of  $11.50, subject to adjustments. The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable on a cashless basis and are not redeemable by us, in each case so long as they are still held by the initial holders or their affiliates. The Public Warrants and Private Warrants are referred to collectively as the “Warrants.” The Private Warrants were issued to certain sponsors of Capitol (the “Capitol Sponsors”) in connection with the Capitol IPO and additional warrants were issued to Cision Owner in connection with the consummation of the Business Combination. As of April 13, 2018, 8,250,000 Private Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 2,145,000 of our Ordinary Shares in exchange for the Private Warrants.

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive 0.26 Ordinary Shares for each Warrant tendered by such holder and exchanged. Any Warrant holder that participates in the Offer may tender less than all of its Warrants for exchange.
Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of October 17, 2017, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to require that each outstanding Warrant be converted into 0.234 Ordinary Shares, which is a ratio 10% less than the ratio applicable to the Offer.
No fractional Ordinary Shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of the Ordinary Shares on the NYSE on the last trading day of the Offer Period. Our obligation to complete the offer is not conditioned on the receipt of a minimum number of tendered warrants.
The Capitol Sponsors and Cision Owner have advised us that they intend to tender all of the Private Warrants held by them in the Offer. Collectively, the Capitol Sponsors and Cision Owner hold approximately 94.5% of the Private Warrants, representing approximately 31.8% of the total Warrants outstanding. See the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities.”
Pursuant to the terms of the Warrant Agreement, the consent of holders of at least a majority of the outstanding Warrants is required to approve the Warrant Amendment, with the Public Warrant holders and Private Warrant holders voting together. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least a majority of the outstanding Warrants. Holders may not consent to the Warrant Amendment without tendering their Warrants in the Offer and holders may not tender their Warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the Warrants, and therefore by tendering warrants for exchange, holders will deliver their consent. Holders may revoke their consent at any time prior to the Expiration Date by withdrawing the Warrants they have tendered.
If at least 50% of the holders of the outstanding warrants do not provide consent to the Warrant Amendment, Warrants not exchanged for Ordinary Shares pursuant to the Offer will remain outstanding subject to their current terms, including any such terms permitting the Company to redeem such Warrants prior to their expiration. The Company reserves the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer.
THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:
1.
The Prospectus/Offer to Exchange;

2.
The Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment and tendering Warrants for exchange and for the information of your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender Warrants and provide consent;

3.
The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;

4.
A form of letter which may be sent by you to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.
A return envelope addressed to Computershare Trust Company, N.A.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”
We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Daylight Time, on May 15, 2018, or such later time and date to which the Company may extend.
The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, dealer manager and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses”) for soliciting tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Warrants.
Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:
The Information Agent for the Offer and Consent Solicitation is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 967-4607
Email: cision@dfking.com
Very truly yours,
Cision Ltd.
Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.